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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ----------------------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
   UNDER SECTION 14(D)(1) OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT
                                    OF 1934
                           --------------------------
                          GIGA INFORMATION GROUP, INC.
                       (Name Of Subject Company (Issuer))
                           --------------------------
                            FORRESTER RESEARCH, INC.

                           WHITCOMB ACQUISITION CORP.
                      (Names of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    37517M109
                      (CUSIP Number of Class of Securities)
                           --------------------------
                             Timothy Moynihan, Esq.
                            Forrester Research, Inc.
                              400 Technology Square
                               Cambridge, MA 02139
                            Telephone: (617) 613-7090
           (Name, address and telephone number of person authorized
       to receive notices and communications on behalf of filing persons)
                           --------------------------
                                   COPIES TO:

                             Keith F. Higgins, Esq.
                              Ann L. Milner, Esq.
                                  Ropes & Gray
                             One International Place
                           Boston, Massachusetts 02110
                           Telephone: (617) 951-7000

                            CALCULATION OF FILING FEE

         ===========================         ============================
            Transaction Valuation*              Amount Of Filing Fee**
         ---------------------------         ----------------------------
                 $60,000,000                           $5,520
         ===========================         ============================

* Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The calculation of the transaction valuation is based on 14,064,000 shares of common stock of Giga Information Group, Inc. ("Giga") at a purchase price of $4.75 per share. Such number includes all outstanding shares as of January 20, 2003, and assumes the exercise of all in-the-money stock options and warrants to purchase common stock of Giga which are exercisable in connection with the transaction.

** The amount of the filing fee, calculated in accordance with Section 14(g) of the Exchange Act.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.


Amount Previously Paid:                                              N/A
Form or Registration No.:                                            N/A
Filing Party:                                                        N/A
Date Filed:                                                          N/A

[ ] Check the box if the filing relates to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]      third-party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going-private transaction subject to Rule 13e-3.
[ ]      amendment to Schedule 13D under Rule 13d-2.
         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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         This Tender Offer Statement on Schedule TO relates to a tender offer by
Whitcomb Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Forrester Research, Inc., a Delaware Corporation ("Parent"), to purchase all the outstanding shares of Common Stock, par value $0.001 per share (the "Shares"), of Giga Information Group, Inc., a Delaware corporation (the "Company"), at a purchase price of $4.75 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 27, 2003 (the
"Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the "Offer"). This Schedule TO is being filed on behalf of the Purchaser and Parent.

               The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits
(a)(1) and (a)(2) hereto, respectively, are incorporated by reference in answer to items 1 through 9 and item 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 10.  FINANCIAL STATEMENTS.

          Not applicable.



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ITEM 12.  EXHIBITS.

(a)(1)           Offer to Purchase dated January 27, 2003.

(a)(2)           Letter of Transmittal.

(a)(3)           Notice of Guaranteed Delivery.

(a)(4)           Letter to Brokers, Dealers, Banks, Trust Companies and Other
                 Nominees.

(a)(5)           Letter to Clients for Use by Brokers, Dealers, Banks, Trust
                 Companies and Other Nominees.

(a)(6)           Guidelines for Certification of Taxpayer Identification
                 Number on Substitute Form W-9.

(a)(7) Joint Press Release issued by Parent and the Company on January 21, 2003 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on January 21,
                 2003).

(a)(8)           Summary Advertisement published January 27, 2003.

(b)              None

(d)(1)           Agreement and Plan of Merger dated as of January 20,
                 2003 among Parent, the Purchaser and the Company
                 (incorporated by reference to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 22, 2003).

(d)(2) Confidentiality Agreement dated January 15, 2003 between the Company and Parent.

(d)(3) Tender Agreement dated as of January 20, 2003 among Parent, the Purchaser and Gideon I. Gartner.

(d)(4) Tender Agreement dated as of January 20, 2003 among Parent, the Purchaser and W.R. Hambrecht + Co, Inc.

(d)(5) Tender Agreement dated as of January 20, 2003 among Parent, the Purchaser and W.R. Hambrecht + Co., LLC.

(d)(6)           Letter Agreement dated as of January 20, 2003 among Park
                 Avenue Equity Partners, L.P., Parent, the Purchaser and W.R.
                 Hambrecht + Co., Inc.

(g)              None

(h)              None


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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                              WHITCOMB ACQUISITION CORP.

                                              By: /s/ Tim Moynihan
                                                 ------------------------
                                                 Name: Tim Moynihan
                                                 Title: President

                                              FORRESTER RESEARCH, INC.

                                              By: /s/ Warren Hadley
                                                 ------------------------
                                                 Name: Warren Hadley
                                                 Title: Chief Financial Officer

Dated:  January 27, 2003



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                                INDEX TO EXHIBITS


EXHIBIT NUMBER   DOCUMENT
--------------   --------
(a)(1)           Offer to Purchase dated January 27, 2003.

(a)(2)           Letter of Transmittal.

(a)(3)           Notice of Guaranteed Delivery.

(a)(4)           Letter to Brokers, Dealers, Banks, Trust Companies and Other
                 Nominees.

(a)(5)           Letter to Clients for Use by Brokers, Dealers, Banks, Trust
                 Companies and Other Nominees.

(a)(6)           Guidelines for Certification of Taxpayer Identification
                 Number on Substitute Form W-9.

(a)(7) Joint Press Release issued by Parent and the Company on January 21, 2003 (incorporated by reference to the Schedule TO-C filed by Parent and the Purchaser with the Securities and Exchange Commission on January 21,
                 2003).

(a)(8)           Summary Advertisement published January 27, 2003.

(b)              None

(d)(1)           Agreement and Plan of Merger dated as of January 20,
                 2003 among Parent, the Purchaser and the Company
                 (incorporated by reference to the Current Report on Form 8-K filed by Parent with the Securities and Exchange Commission on January 22, 2003).

(d)(2) Confidentiality Agreement dated January 15, 2003 between the Company and Parent.

(d)(3) Tender Agreement dated as of January 20, 2003 among Parent, the Purchaser and Gideon I. Gartner.

(d)(4) Tender Agreement dated as of January 20, 2003 among Parent, the Purchaser and W.R. Hambrecht + Co, Inc.

(d)(5) Tender Agreement dated as of January 20, 2003 among Parent, the Purchaser and W.R. Hambrecht + Co., LLC.

(d)(6)           Letter Agreement dated as of January 20, 2003 among Park
                 Avenue Equity Partners, L.P., Parent, the Purchaser and W.R.
                 Hambrecht + Co., Inc.

(g)              None

(h)              None